EXHIBIT 99.9

Emerald Health Therapeutics Announces Pure Sunfarms’ Receipt of Standard Processing License for Delta 3 Greenhouse Facility

Processing license permits Pure Sunfarms to extract and process cannabis to advance its product development strategy

VANCOUVER, British Columbia, May 20, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has received a Standard Processing License (the “Processing License”) from Health Canada for its 1.1 million square foot Delta 3 greenhouse facility.

The Processing License permits Pure Sunfarms to extract and process cannabis at its Delta 3 facility, which will enable the development and manufacture of products derived from cannabis, including oils, other concentrates, and edibles. Pure Sunfarms will require an additional amendment to its sales license to sell cannabis oil, which it expects to be distributing to provincial/territorial distributors and private retailers by the fourth quarter of this year.

“Receipt of our Processing License is a critical step in the execution of our product development strategy, allowing us to expand beyond dried flower into the production of cannabis oil for the current legal recreational market, as well as to develop a wide range of products for the expected legalization in Canada of concentrates and edibles for recreational use in October 2019,” said Mandesh Dosanjh, President and Chief Executive Officer, Pure Sunfarms. “Importantly, the Processing License permits Pure Sunfarms to store cannabis oil on site at Delta 3, which will allow us to purchase oil from external extractors for production of concentrates and edibles ahead of having our own extraction operations in place, which we continue to target for this year.”

“Pure Sunfarms has hit its inflection point for significant sales growth. As it continues to build on its critical mass of infrastructure and licensure, and achieves vertical integration, we believe it will increasingly be producing and selling value-added products with higher margins,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “We look forward to Pure Sunfarms’ continuing progress in advancing quality and yield, along with overall production and sales.”

The Processing License is one of two regulatory steps required for Pure Sunfarms to sell directly to provincially/territorially authorized distributors and private retailers, with the other being an amendment to Pure Sunfarms’ existing sales license to permit the sale of packaged dried products to these retailers (sometimes referred to as a “packaging license”). Pure Sunfarms continues to expect to receive the requisite amendment to its sales license during the second quarter of 2019.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Saint Eustache, Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1000 acres of hemp in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include projected job creation figures at our operating facilities; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.